Mail Stop 3561

May 4, 2010

Mr. Gregory A. Lohnes
Chief Financial Officer
TransCanada Corporation
TransCanada Tower, 450 – 1 Street S.W.
Calgary, Alberta, Canada, T2P5H1

> **Re:** **TransCanada Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-316900**
>
> **TransCanada Pipelines Ltd**.
> **40-F for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-08887**

Dear Mr. Lohnes:

We have completed our review of your Forms 40-F and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief